UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SPLUNK INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

848637104

(CUSIP Number)

Arrie R. Park

Hellman & Friedman LLC

415 Mission Street, Suite 5700

San Francisco, California 94105

(415) 788-5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Corporate Investors X, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 848637104

1.	Names of Reporting Persons. Hellman & Friedman Investors X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 848637104

1.	Names of Reporting Persons. Hellman & Friedman Capital Partners X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings 2 GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings 2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 1 to Schedule 13D amends the statement on Schedule 13D originally filed by certain of the Reporting Persons (as defined below) on March 4, 2022 (the “Original Schedule 13D” relating to the common stock, par value $0.001 per share (the “Common Stock”), of Splunk Inc., a Delaware corporation (the “Issuer”). In addition to other matters described herein, this Amendment No. 1 is being filed to report the transfer of the Common Stock to an affiliate of the Reporting Persons and the inclusion of additional Reporting Persons as a result thereof.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed jointly on behalf of H&F Corporate Investors X, Ltd. (“H&F X”), Hellman & Friedman Investors X, L.P. (“H&F Investors X”), Hellman & Friedman Capital Partners X, L.P. (“HFCP X”), H&F Shadowfax Holdings GP, LLC (“Shadowfax Holdings GP”), H&F Shadowfax Holdings, L.P. (“Shadowfax Holdings”), H&F Shadowfax Holdings 2 GP, LLC (“Shadowfax Holdings 2 GP”) and H&F Shadowfax Holdings 2, L.P. (“Shadowfax Holdings 2” and together with H&F X, H&F Investors X, HFCP X, Shadowfax Holdings GP, Shadowfax Holdings and Shadowfax Holdings 2 GP, the “Reporting Persons”).

H&F X is a Cayman Islands limited company whose principal business is serving as the general partner of H&F Investors X as well as other partnerships. H&F Investors X is a Cayman Islands limited partnership whose principal business is serving as the general partner of HFCP X as well as other partnerships. HFCP X is a Cayman Islands limited partnership whose principal business is investing in securities. Shadowfax Holdings GP is a Delaware limited liability company whose principal business is serving as the general partner of Shadowfax Holdings. Shadowfax Holdings is a Delaware limited partnership whose principal business is investing in securities and holding securities indirectly through Shadowfax Holdings 2. Shadowfax Holdings 2 GP is a Delaware limited liability company whose principal business is serving as the general partner of Shadowfax Holdings 2. Shadowfax Holdings 2 is a Delaware limited partnership whose principal business is investing in securities. The principal office of each of the Reporting Persons is located at 415 Mission Street, Suite 5700, San Francisco, CA 94105.

The Directors of H&F X are Philip U. Hammarskjold, David R. Tunnell and Allen R. Thorpe. Current information concerning the identity and background of each director of H&F X is set forth in Annex A attached to the Original Schedule 13D, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

Item 5. Interest in Securities of the Issuer

Item 5(a) – (c) of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) The Reporting Persons beneficially own an aggregate of 11,909,197 shares of Common Stock, which are all held by Shadowfax Holdings 2, for an aggregate beneficial ownership of approximately 7.4% of the Common Stock outstanding, based on 160.7 million shares of Common Stock outstanding as of March 17, 2022, as reported in the Issuer’s Form 10-K, filed with the Securities and Exchange Commission on March 24, 2022.

Each of H&F X (as the general partner of H&F Investors X), H&F Investors X (as the general partner of HFCP X), HFCP X (as managing member of Shadowfax Holdings GP), Shadowfax Holdings GP (as general partner of Shadowfax Holdings), Shadowfax Holdings (as the sole member of Shadowfax Holdings 2 GP) and Shadowfax Holdings 2 GP (as general partner of Shadowfax Holdings 2) may also be deemed to beneficially own some or all of the shares of Common Stock reported herein.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein. The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this statement.

(c) On March 30, Shadowfax Holdings contributed the 11,909,197 shares of Common Stock reported herein to Shadowfax Holdings 2, in connection with an internal reorganization. Except as set forth in this Schedule 13D, none of the Reporting Persons have effected any transaction with respect to the Common Stock since the filing of the Original Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

H&F Shadowfax Holdings 2, L.P. (the “Borrower”) entered into a Margin Loan Agreement (the “Loan Agreement” and, together with each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, the “Loan Documents”), dated as of March 31, 2022, with the lenders from time to time party thereto (the “Lenders”) and Bank of Montreal, as administrative agent, pursuant to which the Borrower pledged an aggregate of 11,909,197 shares of Common Stock as collateral to secure its obligations under the Loan Agreement. The Borrower borrowed an aggregate of $280 million under the Loan Agreement.

The loan matures on or about March 31, 2025, with the possibility of extension thereof in accordance with the terms of the Loan Agreement. Upon the occurrence of certain events that are customary for this type of loan, the Lenders may exercise their rights to require the Borrower to pre-pay the loan proceeds or post additional collateral, or foreclose on, and dispose of, the pledged Common Stock in accordance with the Loan Documents.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

A. Joint Filing Agreement by and among the Reporting Persons.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2022

H&F CORPORATE INVESTORS X, LTD.

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

HELLMAN & FRIEDMAN INVESTORS X, L.P.

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS X, L.P.

By:	Hellman & Friedman Investors X, L.P.
Its:	General Partner

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

H&F SHADOWFAX HOLDINGS GP, LLC

By:	Hellman & Friedman Capital Partners X, L.P.
Its:	Managing Member

By:	Hellman & Friedman Investors X, L.P.
Its:	General Partner

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

H&F SHADOWFAX HOLDINGS, L.P.

By:	H&F Shadowfax Holdings GP, LLC
Its:	General Partner

By:	Hellman & Friedman Capital Partners X, L.P.
Its:	Managing Member

By:	Hellman & Friedman Investors X, L.P.
Its:	General Partner

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ David R. Tunnell
Name: David R. Tunnell
Title: Vice President

H&F SHADOWFAX HOLDINGS 2 GP, LLC

By:	/s/ Stephen Ensley
Name: Stephen Ensley
Title: Vice President

H&F SHADOWFAX HOLDINGS 2, L.P.

By:	/s/ Stephen Ensley
Name: Stephen Ensley
Title: Vice President

[Schedule 13D Signature Page]